Exhibit 99.4

WNS (HOLDINGS) LIMITED

FORM OF PROXY

FOR THE ANNUAL GENERAL MEETING

To be held on September 23, 2021

For use at the Annual General Meeting of the shareholders of WNS (Holdings) Limited (the “Company”) to be held at 11:00 a.m. London Time on Thursday, September 23, 2021 and any adjournment thereof.

I/We [insert name]                                                                                                                                                                                              of [address]                                                                                                                                                    (BLOCK LETTERS PLEASE), being (a) shareholder(s) of the above named Company, hereby appoint the Chairman of the Annual General Meeting as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at                      am B.S.T on                      day,                      and at any adjournment thereof or on a poll in respect of [insert number] **                                                   ordinary shares in the capital of the Company.

**	You will need to specify the number of ordinary shares in respect of which the named proxy is entitled to vote.

I / We direct my / our proxy to vote as follows: -

ORDINARY RESOLUTIONS	FOR	AGAINST	ABSTAIN
1. Adoption of annual audited accounts for the financial year ended March 31, 2021, together with the auditors’ report
2. Re-appointment of Grant Thornton Bharat LLP (formerly known as Grant Thornton India LLP) as the auditors of the Company
3. Approval of auditors’ remuneration for the financial year ending March 31, 2022
4. Re-election of Mr. John Freeland as a Class III Director of the Company
5. Re-election of Ms. Francoise Gri as a Class III Director of the Company
6. Re-election of Mr. Jason Liberty as a Class III Director of the Company
7. Confirmation of Appointment of Mr. Timothy L. Main as Class I Director of the Company

8. Approval of Directors’ remuneration for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2022.

Date:                                                  , 2021

Signature of Shareholder/Authorized Signatory

(If you are signing this form as a director or officer of a body corporate or other entity, please indicate in what capacity you are signing and who you are signing for e.g. “Director of X Limited” or “Director of X Limited as general partner of Y Limited Partnership”)

NOTES:

1.

Important notice Re COVID 19: As a result of the ongoing COVID-19 (Coronavirus) outbreak and in particular the current guidelines of the UK and Jersey Governments as at the date of publication of this document (and potential uncertainty regarding what the guidelines will be at the date of the meeting), the Annual General Meeting will be run as a closed meeting and the Company Shareholders will not be able to attend in person. The Annual General Meeting will be convened with the minimum quorum necessary to conduct the business of the meeting and the attendance of those Shareholders will be facilitated by the Company. The Shareholders can join the meeting virtually, to accessthe call, please join via internet through http://ir.wns.com/ or via call through US dial in + 1 (833) 425-0389 or international dial-in +1 (918) 398-4589; participant passcode 1175015.

2.

The Company would like to ensure that Shareholders are able to exercise their right to vote. A Shareholder authorized to attend and vote at the Annual General Meeting is entitled to appoint a proxy or proxies to attend the Annual General Meeting and to vote on his/her behalf. A Shareholder who wishes to vote shall appoint the Chairman of the Annual General Meeting as his/her proxy, as any other proxy will not be permitted to attend the Annual General Meeting. A Form of Proxy, which should be completed in accordance with the instructions printed thereon, is enclosed with this document.

3.	Please indicate with an ‘X’ in the appropriate box how you wish the proxy to vote.

4.	The proxy will exercise his discretion as to how he votes or whether he abstains from voting: -

(a)	on the resolutions referred to in this Form of Proxy if no instruction is given in respect of the resolutions; and

(b)	on any business or resolution considered at the Annual General Meeting other than the resolutions referred to in this Form of Proxy.

5.

To be valid, the instrument appointing a proxy, and any power of attorney or other authority (e.g. board minutes) under which it is signed (or a notarized copy of any such power or authority), must be deposited at our registered office at 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands (Attn: Mourant Governance Services (Jersey) Limited) not less than 48 hours before the time appointed for the holding of the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote.

6.	A Form of Proxy executed by a corporation must be either under its common seal or signed by an officer or attorney duly authorized by the corporation.

7.

In the case of joint holders, the name of all the joint holders should be stated in the Form of Proxy and all should sign it. Joint holders should elect one of their numbers to represent them in person or by proxy in their name. In the absence of such election, the vote of the holder whose name appears first in order in the Register of Shareholders, whether in person or by proxy, will be accepted to the exclusion of the votes of other joint holder(s). For this purpose, seniority is determined by the order in which the names appear in the Register of Shareholders.

8.

A proxy may be revoked by: (i) giving the Company notice in writing deposited at our registered office at 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands (Attn: Mourant Governance Services (Jersey) Limited) before the commencement of the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote; (ii) depositing a new Form of Proxy with the Company Secretary before the commencement of the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote (although it should be noted that the new Form of Proxy will only be a valid proxy, as opposed to being capable of revoking an earlier Form of Proxy, if deposited not less than 48 hours before the time appointed for the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote);

9.

The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed, illegible or where the true intentions of the appointer are not ascertainable from the instructions of the appointer specified in the instrument appointing a proxy or proxies.

10.	Facsimile or email copies of this Form of Proxy will not be accepted.

FOR OFFICE USE ONLY

Register No

Holding

3